Reliance
Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

RECEIVED
2004 OCT -6 A 11: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-33000

04045375

October 4, 2004

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	October 4, 2004	Intimation regarding Board Meeting to be held on 25th October, 2004, to consider Unaudited Financial Results for the quarter ended 30th September, 2004.

PROCESSED
OCT 06 2004
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

Enc: a/a